

July 25, 2011

Via E-Mail
Jeffrey E. Witherell
Chief Executive Officer
Plymouth Opportunity REIT, Inc.
Two Liberty Square, 10th Floor
Boston, MA 02109

> **Re:** **Plymouth Opportunity REIT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed July 1, 2011**
> **File No. 333-173048**

Dear Mr. Witherell:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 4 of our letter dated June 7, 2011. We note that the document submitted as Exhibit 1.D is not legible. Please provide a legible copy of this supporting material.

Prospectus Cover Page

2.   We note your response to comment 5 of our letter dated June 7, 2011. We reissue our comment. It appears that you are only using a 9 point font size. Please note that Rule 420 of Regulation C requires text to be in at least <u>10 point</u> modern type. Please revise your disclosure here accordingly and consider removing disclosure not required by Item 501 of Regulation S-K or Industry Guide 5.

3.   We note your response to comment 6 of our letter dated June 7, 2011. We reissue our
        comment in part. We note your disclosure on page 53 that you may borrow funds to pay
        distributions to stockholders. Please clarify this here and in your summary risk factors.
        Additionally, please revise your disclosure on page 68 to clarify that you may borrow
        funds to pay distributions.

Who will choose the investments you make?, page 3

4.   We note your response to comment 7 of our letter dated June 7, 2011. Please provide
        more detailed disclosure regarding the participation of Oxford in real estate and private
        equity investments. For example, please disclose the types of real estate Oxford has
        invested in. Please disclose whether the investments were made on behalf of Oxford or
        on behalf of other entities.   If investments were made on behalf of other entities, please
        disclose who exercised investment control

What are your investment objectives?, page 3

5.   We note your response to comment 9 of our letter dated June 7, 2011. In response to our
        comment, you disclose that your sponsor and its affiliates may engage in other future
        programs and the impact this would have on your exit strategy. However, you have not
        addressed the impact on your exit strategy if you decide to engage in a follow-on
        offering. We therefore reissue our comment. We note that you do not presently intend to
        continue offering shares beyond 2014 based on your disclosure on page 6. However,
        your disclosure on page 170 and elsewhere leaves open the possibility that you may
        decide to engage in future offerings. Please disclose any impact this decision could have
        on your proposed liquidity schedule. Additionally, please revise your disclosure on page
        6 to clarify that you may decide to engage in follow-on offerings.

What is the ownership structure …?, page 12

6.   We note your response to comment 7 of our letter dated June 7, 2011. Please disclose the
        ownership interests in your sponsor that are held by Mr. Haley and Oxford.

What are the fees that you will pay …?, page 13

7.   We note your response to comment 11 of our letter dated June 7, 2011. Please revise
        your disclosure to specifically state that you will reimburse your advisor for the salaries
        paid to your named executive officers. Additionally, we note that your named executive
        officers will be devoting substantial time to other activities. Please clarify how the
        amount of their salaries that you will reimburse will be determined. Additionally, please
        clarify what the amount in the table on page 87 relates to.

Common Stock Issuable Upon Occurrence of Certain Events, page 16

8.   We note your response to comment 15 of our letter dated June 7, 2011. We reissue our comment in part. Please specifically state whether shares issued pursuant to the dividend reinvestment plan are considered when determining the net proceeds of the primary offering.

Acquisition and Origination Expenses, page 16

9.   We note your response to comment 16 of our letter dated June 7, 2011. We reissue our comment in part. Please provide separate sections to address the fee that will be paid to your advisor and the fee that will be paid to your sub-advisors. Additionally, we note your disclosure that you will not pay your advisor an acquisition fee, and that this fee will only be paid to your sub-advisors. Therefore, please revise the title "Acquisition and Origination Expenses" as it relates to your advisor, to clarify that this fee actually relates solely to reimbursements.

Disposition Expenses, page 17

10.   We note your response to comment 17 of our letter dated June 7, 2011. We reissue our comment. We note that section 8.5 of your charter permits you to pay a disposition of up to 3% to an affiliate. Please disclose this in your compensation table.

Management, page 69

Sub-advisors, page79

11.   We note your reference to Dial Equities, Inc. Please explain whether the Haley Group took over this entity. If not, please explain the purpose of referencing this entity. Additionally, please explain whether the prior performance disclosure relates to the Haley Group or whether it relates to Dial Equities.

12.   We note your response to comment 30 of our letter dated June 7, 2011. We reissue our comment. Considering the employees of your sub-advisors will be providing substantial assistance to you in identifying and investigating assets that you will purchase, it appears that their employees are significant. Please provide the disclosure required by Item 401(c) of Regulation S-K for the significant employees/executive officers at your sub-advisors.

13.   We note your response to comment 31 of our letter dated June 7, 2011. We note that the sub-advisors may provide property management services in addition to identifying and investigating potential assets. It therefore appears that a substantial amount of the services will be provided by the sub-advisors.   Further, we note that you will not have

any recourse against the sub-advisors. It is therefore still not clear what the purpose is of not entering into agreements with the entities that will be providing you advisory services. Please disclose the purpose. Additionally, please disclose how you intend to address a situation in which the sub-advisors do not provide the services that are subject to the agreement if you do not have a remedy for breach of contract under the agreement.

14.   We note your disclosure that the remedy for breach of contract by a sub-advisor is for the advisor to terminate the agreement and require an orderly transition. Please disclose whether you could also seek reimbursement of any monetary damages.

Sub-Advisory Agreements, page 80

15.   We note your response to comment 35 of our letter dated June 7, 2011. We note that your disclosure still refers to "operationally intensive property investment opportunities." We therefore reissue our comment. Please explain what you mean by operationally intensive property investment opportunities.

Conflicts of Interest, page 90

16.   We note that your sub-advisors are controlled by members of your sponsor. Please disclose any conflicts associated with your relationship these entities, including any incentives you had to hire the sub-advisors and any disincentives to terminate the relationship with these entities based on the relationship of Mr. Haley and Oxford to your sponsor.

Prior Performance Summary, page 118

17.   We note that your sub-advisor was not formed until April 2010. Please explain how the Haley Group is related to the entities that created the limited partnership, which were created prior to your sub-advisor's formation. Please identify those affiliates. Additionally, we note your disclosure in Table III that Haley Associates does not own real estate assets directly, but instead invests in limited partnerships. Please disclose who exercises investment control for the limited partnerships. Finally, we note that the prior performance disclosure appears to be based on affiliate of an affiliate of a member of your sponsor. We note that Item 8 of Guide 5 requires prior performance disclosure of the sponsor and its affiliates. Please advise why you believe it is appropriate to provide prior performance disclosure regarding an affiliate of the Haley Group.

Management's Discussion and Analysis…, page 120

18.   Please explain what you mean by your statement: "We expect to make our investments in or in respect of real estate assets located in the United States."

Prior Performance Tables, page P-1

19.   We note your response to comment 47 of our letter dated June 7, 2011. We reissue our comment. Please revise <u>all of the tables</u> to distinguish between the different offerings.

Table I, page P-2

20.   We note your response to comment 48 of our letter dated June 7, 2011. We reissue our comment. Please note that <u>all</u> expenses of the offering should be shown as a <u>percentage</u> of the dollar amount raised. Please revise your table accordingly.

Prior Performance Tables

Table III – Operating Results of Prior Programs, page P-5

21.   We have reviewed your revised disclosure in response to comment 49 in our letter dated June 7, 2011. You disclose that the limited partnerships account for investments by Haley Associates Limited Partnership ("Haley") as equity. Please clarify how Haley accounts for these investments (i.e., consolidation, equity method accounting, etc.), and tell us the basis in GAAP for the accounting method.

22.   We have reviewed your revised disclosure in response to comment 50 in our letter dated June 7, 2011. We note that the total of cash distributions to investors exceeds the sum of the three components. Please revise or explain why the amounts do not reconcile.

Exhibit 5.1

23.   We note your response to comment 53 of our letter dated June 7, 2011. Please have counsel revise the opinion to clarify that the limitation to Maryland General Corporation Law includes the statutory provisions and reported judicial interpretations of the applicable provisions of the Maryland Constitution and the Maryland General Corporation Law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202)551-3432 or Jessica Barberich at (202)551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

Cc: Kenneth L. Betts (*via e-mail*)